# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MARPAI, INC., CIK 0001844392
CUSIP: 571354109
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 615 CHANNELSIDE DRIVE, SUITE 207, TAMPA, Florida (FL), 33602
Date of event which requires filing of this statement: 06/02/2025
Filed by CIK 0001884274
Persons authorized to receive notices and communications: Damien Lamendola, c/o Marpai, Inc., 615 Channelside Drive, Suite 207, Tampa, Florida (FL), 33602, (646) 303-3483

## Reporting persons
- Damien Lamendola (CIK 0001884274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 400,000; shared voting power 5,836,189; sole dispositive power 400,000; shared dispositive power 5,836,189; aggregate amount beneficially owned 5,836,189 (37.15% of the class)
  Comment: (1) Comprised of (i) 400,000 shares of Class A common stock, par value $0.0001 per share ("Common Stock") of Marpai, Inc. (the "Issuer") held directly by Mr. Lamendola, (ii) 4,447,093 shares of the Issuer's Common Stock held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, (iii) 931,674 shares of the Issuer's Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings LLC (f/k/a HillCour Holding Corporation) ("HillCour Holdings"), a corporation controlled by Mr. Lamendola, and Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC, (iv) 62,500 shares of the Issuer's Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $4.44, of which 57,422 are vested and excluding (a) 310,000 Restricted Stock Units ("RSUs") which will vest over the next 2 years, held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, and (b) 400,000 RSUs held directly by Mr. Lamendola, vesting as follows: 200,000 RSUs will vest on the first-year anniversary of the date of grant and 200,000 RSUs will vest on the second-year anniversary of the date of grant.
  
  (2) Percentage is calculated based on 15,709,186 shares of Common Stock outstanding as of June 2, 2025.
- HillCour Investment Fund, LLC 81-5352590: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,378,767; sole dispositive power 0; shared dispositive power 5,378,767; aggregate amount beneficially owned 5,378,767 (34.24% of the class)
  Comment: (3) Comprised of (i) 4,447,093 shares of Common Stock of the Issuer held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, and (ii) 931,674 shares of the Issuer's Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a corporation controlled by Mr. Lamendola, and Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC, and excluding 310,000 RSUs which will vest over the next 2 years, held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power.
- WellEnterprises USA, LLC 46-0837544: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 931,674; shared voting power 0; sole dispositive power 931,674; shared dispositive power 0; aggregate amount beneficially owned 931,674 (5.93% of the class)
  Comment: (4) Comprised of 931,674 shares of the Issuer's Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a LLC controlled by Mr. Lamendola. Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: MARPAI, INC.
Address of issuer's principal executive offices: 615 CHANNELSIDE DRIVE, SUITE 207, TAMPA, Florida (FL), 33602
Comment:
This Amendment No. 10 (this "Schedule 13D/A") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 1, 2022, as amended by Amendment No. 1 to Schedule 13D filed on February 1, 2022, Amendment No. 2 to Schedule 13D filed on August 23, 2022, Amendment No. 3 to Schedule 13D filed on August 28, 2022, Amendment No. 4 to Schedule 13D filed on November 28, 2023, Amendment No. 5 to Schedule 13D filed on December 18, 2023, Amendment No. 6 to Schedule 13D filed on January 19, 2024, Amendment No. 7 to Schedule 13D filed on March 7, 2024, Amendment No. 8 to Schedule 13D filed on May 29, 2024, and Amendment No. 9 to Schedule 13D filed on September 4, 2024 (collectively, this "Schedule 13D"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

The purpose of this Schedule 13D/A filing is to update the ownership by Damien Lamendola, HillCour Investment Fund, LLC, and WellEnterprises USA, LLC (collectively the "Reporting Persons") of the Issuer's Common Stock.

## Item 2. Identity and Background
Name of person filing: "Item 2. Identity and Background" is not being amended by this Schedule 13D/A."
Residence or business address: "Item 2. Identity and Background" is not being amended by this Schedule 13D/A."
Present principal occupation or employment: "Item 2. Identity and Background" is not being amended by this Schedule 13D/A."
Criminal convictions in the last five years: "Item 2. Identity and Background" is not being amended by this Schedule 13D/A."
Civil proceedings (securities laws) in the last five years: "Item 2. Identity and Background" is not being amended by this Schedule 13D/A."
Citizenship: "Item 2. Identity and Background" is not being amended by this Schedule 13D/A."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 28, 2025, the Reporting Person was granted 600,000 RSUs of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: "Item 4. Purpose of Transaction" is not being amended by this Schedule 13D/A."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Damien Lamendola

As of January 28, 2025, Damien Lamendola may be deemed to be the beneficial owner of: (1) 400,000 shares of the Issuer's Common Stock held directly by Mr. Lamendola (2.55% of the outstanding Common Stock); (2) 4,447,093 shares of the Issuer's Common Stock held directly by HillCour Investment Fund, LLC (28.31% of the outstanding Common Stock), of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power; (3) 931,674 shares of the Issuer's Common Stock (5.93% of the outstanding Common Stock) held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a LLC controlled by Mr. Lamendola, and he holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC; (3) 43,750 shares of the Issuer's Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $4.44, issued on June 14, 2022, and vesting monthly over a three year period, (4) 18,750 shares of the Issuer's Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $4.44, issued on June 14, 2022, and vesting monthly over a four year period, and (5) 400,000 shares of the Issuer's Common Stock owned by Mr. Lamendola.

(b) HillCour Investment Fund, LLC

As of January 28, 2025, HillCour Investment Fund, LLC may be deemed to be the beneficial owner of: (1) 4,447,093 shares of the Issuer's Common Stock held directly by HillCour Investment Fund, LLC (28.31% of the outstanding Common Stock), and over which it holds the voting and dispositive power, and (2) 931,674 shares of the Issuer's Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a LLC controlled by Mr. Lamendola, and he holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC

(c) WellEnterprises USA, LLC

As of January 28, 2025, WellEnterprises USA, LLC may be deemed to be the beneficial owner of 931,674 shares of the Issuer's Common Stock which it holds directly (5.93% of the outstanding Common Stock), and over which it holds voting and dispositive power.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer is not being amended by this Schedule 13D/A."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: "Item 7. Materials to Be Filed as Exhibits" is not being amended by this Schedule 13D/A."

## Signatures
- Damien Lamendola: /s/ Damien Lamendola, Damien Lamendola (06/02/2025)
- HillCour Investment Fund, LLC 81-5352590: /s/ Damien Lamendola, Damien Lamendola/Manager (06/02/2025)
- WellEnterprises USA, LLC 46-0837544: /s/ Damien Lamendola, Damien Lamendola/Manager (06/02/2025)